    Filed by Hewlett-Packard Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Compaq Computer Corporation
Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an advertisement first published by HP on December 19, 2001.

What if we had stopped here?

We might have stopped at the audio oscillator. It was a nice business.
We might have stopped at the scientific pocket calculator.
After all, hp invented the category. Even now, some suggest we might stop at printers.

But hp's ambitions have always been much greater.

The coming together of hp and Compaq is a renewal of hp's traditional aims, adapted to new technological times.

Few doubt our industry is entering a period of profound transformation, driven by technical advances, increased competition and changing customer requirements.

It is in the tradition of hp to remain well in advance of these changes.

Sometimes hp has responded to change by redoubling innovation from within;
at other times hp has combined with other companies to respond more speedily. While blending company cultures is challenging, The HP Way has always been bold enough to embrace change and flexible enough to absorb it.

The benefits of our proposed merger with Compaq are powerful and far-reaching.

Together we will have the scope and scale to offer the end-to-end solutions customers increasingly demand. We will focus a greatly strengthened R&D budget toward meeting our customers' most urgent technology challenges. And we will lead the march toward open standards more forcefully than either company could on its own.

For our employees, shareowners and customers,
we will create a vibrant, adaptive hp that leads change as it has, so often and so successfully, in the past.

For important information about the merger, please see hp's preliminary registration statement on Form S-4, available on the SEC's website at www.sec.gov.

FORWARD-LOOKING STATEMENTS

    This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

    All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including creation of benefits and opportunities; industry and customer trends; sources and rates of future growth of both our business and markets generally; improved profitability and operating margins; future earnings and accretion to earnings and/or share price; achievement of synergies; overall revenue impact of the merger and segment contribution margins; execution of integration; differentiation against competitors; improvements to operating model, cost structure and customer access; planned strategies and objectives of future operations; and statements of belief or assumptions regarding any of the foregoing, whether express or implied.

    The risks, uncertainties and assumptions referred to above include the challenges of integration and restructuring associated with the merger and achieving anticipated synergies; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the possibility that the merger may not close or that HP or Compaq may be required to modify some aspects of the merger in order to obtain regulatory approvals; the difficulty of maintaining pro forma market share and revenue following the merger. These risks and other risks that may impact the forward-looking statements in this document are described further in HP's SEC reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000 and HP's registration statement on Form S-4 filed on November 15, 2001.

    HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

    On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the planned merger between HP and Compaq (the "Merger"). Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

    HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

    Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

    Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

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